ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

FILE No. 82-4221

FILE No. 82-4221

02042883

July 11, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated July 11, 2002

Please find enclosed 3 copies of the news release listed above.

SUPPL

Yours truly,

ALOAK CORP.

B. O'Neill

BARBARA O'NEILL
SECRETARY

Enclosure

SEC MAIL RECEIVED PROCESSING
JUL 23 2002
SECTION

dlw 7/29

FILE No.
82-4221

NewsRelease

Internet Solutions for Small Business

Aloak Announces the Appointment of Jack Ross to Drive Aloak Sales

London ON — July 11, 2002— Aloak Corp. ("Aloak") is pleased to announce that it has reached an agreement with Mr. Jack Ross, a Director of Aloak, which has Mr. Ross making a significant cash investment to acquire a minority interest in and become the President and Chief Operating Officer of the company's operating subsidiary, Aloak Inc.

Mr. Ross brings the sales and operational management skills to accelerate Aloak's transformation from a technical development focus to a sales and marketing focus. Mr. Ross has founded and managed a number of successful businesses over the past fifteen years. He has a depth of experience and entrepreneurial success in developing, acquiring and managing a variety of sales and marketing focused retail and wholesale operations primarily in the home entertainment software industry. As CEO of the Supermax Group of companies Mr. Ross has developed an expanding chain of video entertainment software product departments within more than 300 major retail chain locations in Ontario, Quebec and throughout the Maritime provinces.

We are delighted that this new capital resource and the expert leadership of Mr. Ross will enable the company to increase marketing momentum and expand market presence at a time when Canadian small businesses are increasingly realizing the urgent need to find easy, quick and inexpensive web solutions to exploit new marketing opportunities and to achieve the savings available from replacing traditional process with new web based solutions developed by Aloak.

As incoming President and Chief Operating Officer of Aloak Inc., Mr. Ross and the company have entered into a consulting contract whereby Mr. Ross was appointed for a minimum period of one year, on a month to month basis. Pursuant to the terms of the contract, Mr. Ross is to be paid the aggregate sum of $250,000, payable by the issuance of 2,500,000 common shares of Aloak Corp. at an ascribed price of $0.10 per share (the "Employment Shares"), subject to regulatory and TSX Venture Exchange approval and the approval of the shareholders of Aloak Corp., which was received at the annual & special meeting of Aloak held on June 26, 2002. Following issuance, the Employment Shares are to be placed into escrow whereunder the right of Mr. Ross to receive Employment Shares shall vest on a pro rata basis (1/12th per month).

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary

Continued >

of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Jack Ross, President & COO Aloak Inc.
Voice: 877-525-6252 Ext. 300
Email: jack.ross@aloak.ca

FILE No.
82-4221

ALOAK™ NewsRelease

Internet Solutions for Small Business

Aloak Announces the Appointment of Jack Ross to Drive Aloak Sales

London ON — July 11, 2002— Aloak Corp. ("Aloak") is pleased to announce that it has reached an agreement with Mr. Jack Ross, a Director of Aloak, which has Mr. Ross making a significant cash investment to acquire a minority interest in and become the President and Chief Operating Officer of the company's operating subsidiary, Aloak Inc.

Mr. Ross brings the sales and operational management skills to accelerate Aloak's transformation from a technical development focus to a sales and marketing focus. Mr. Ross has founded and managed a number of successful businesses over the past fifteen years. He has a depth of experience and entrepreneurial success in developing, acquiring and managing a variety of sales and marketing focused retail and wholesale operations primarily in the home entertainment software industry. As CEO of the Supermax Group of companies Mr. Ross has developed an expanding chain of video entertainment software product departments within more than 300 major retail chain locations in Ontario, Quebec and throughout the Maritime provinces.

We are delighted that this new capital resource and the expert leadership of Mr. Ross will enable the company to increase marketing momentum and expand market presence at a time when Canadian small businesses are increasingly realizing the urgent need to find easy, quick and inexpensive web solutions to exploit new marketing opportunities and to achieve the savings available from replacing traditional process with new web based solutions developed by Aloak.

As incoming President and Chief Operating Officer of Aloak Inc., Mr. Ross and the company have entered into a consulting contract whereby Mr. Ross was appointed for a minimum period of one year, on a month to month basis. Pursuant to the terms of the contract, Mr. Ross is to be paid the aggregate sum of $250,000, payable by the issuance of 2,500,000 common shares of Aloak Corp. at an ascribed price of $0.10 per share (the "Employment Shares"), subject to regulatory and TSX Venture Exchange approval and the approval of the shareholders of Aloak Corp., which was received at the annual & special meeting of Aloak held on June 26, 2002. Following issuance, the Employment Shares are to be placed into escrow whereunder the right of Mr. Ross to receive Employment Shares shall vest on a pro rata basis (1/12th per month).

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary

Continued >

ALOAK NewsRelease
Internet Solutions for Small Business

of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Jack Ross, President & COO Aloak Inc.
Voice: 877-525-6252 Ext. 300
Email: jack.ross@aloak.ca

FILE No.
82-4221

ALOAK NewsRelease
Internet Solutions for Small Business

Aloak Announces the Appointment of Jack Ross to Drive Aloak Sales

London ON — July 11, 2002— Aloak Corp. ("Aloak") is pleased to announce that it has reached an agreement with Mr. Jack Ross, a Director of Aloak, which has Mr. Ross making a significant cash investment to acquire a minority interest in and become the President and Chief Operating Officer of the company's operating subsidiary, Aloak Inc.

Mr. Ross brings the sales and operational management skills to accelerate Aloak's transformation from a technical development focus to a sales and marketing focus. Mr. Ross has founded and managed a number of successful businesses over the past fifteen years. He has a depth of experience and entrepreneurial success in developing, acquiring and managing a variety of sales and marketing focused retail and wholesale operations primarily in the home entertainment software industry. As CEO of the Supermax Group of companies Mr. Ross has developed an expanding chain of video entertainment software product departments within more than 300 major retail chain locations in Ontario, Quebec and throughout the Maritime provinces.

We are delighted that this new capital resource and the expert leadership of Mr. Ross will enable the company to increase marketing momentum and expand market presence at a time when Canadian small businesses are increasingly realizing the urgent need to find easy, quick and inexpensive web solutions to exploit new marketing opportunities and to achieve the savings available from replacing traditional process with new web based solutions developed by Aloak.

As incoming President and Chief Operating Officer of Aloak Inc., Mr. Ross and the company have entered into a consulting contract whereby Mr. Ross was appointed for a minimum period of one year on a month to month basis. Pursuant to the terms of the contract, Mr. Ross is to be paid the aggregate sum of $250,000, payable by the issuance of 2,500,000 common shares of Aloak Corp. at an ascribed price of $0.10 per share (the "Employment Shares"), subject to regulatory and TSX Venture Exchange approval and the approval of the shareholders of Aloak Corp., which was received at the annual & special meeting of Aloak held on June 26, 2002. Following issuance, the Employment Shares are to be placed into escrow whereunder the right of Mr. Ross to receive Employment Shares shall vest on a pro rata basis (1/12th per month).

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the subsidiary

Continued >

NewsRelease

Internet Solutions for Small Business

of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Jack Ross, President & COO Aloak Inc.
Voice: 877-525-6252 Ext. 300
Email: jack.ross@aloak.ca
